FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 33-99720

                       CELULOSA ARAUCO Y CONSTITUCION S.A.
             (Exact name of registrant as specified in its charter)

                        ARAUCO AND CONSTITUTION PULP INC.
                 (Translation of registrant's name into English)

                 El Golfe 150, Fourteenth Floor, Santiago, Chile
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F....X...Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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  Celulosa Arauco y Constitucion S.A. Announces its Completion of its Offer to
          Exchange US$300 million of 5.125% Notes for Registered Notes

Santiago, Chile November 14, 2003 - Celulosa Arauco y Constitucion S.A. ("Arauco") announced today it has completed its offer to exchange up to US$300,000,000 of its registered 5.125% Notes due 2013 for the comparable notes privately placed in July 2003.

The notes that were issued on July 9, 2003, in a rule 144A/ Reg. S private placement have been exchanged for new notes that have been registered under the Securities Act of 1933. Approximately 99.98% of the privately placed notes were tendered for new registered notes in the exchange that expired on November 7, 2003.

Arauco, based in Santiago, Chile, is Chile's largest forest plantation owner, holding approximately 541,000 hectares of radiate pine plantations and 66,000 hectares of eucalyptus plantations in Chile, and was Chile's largest exporter of forestry and wood products in terms of sales revenue based on information for the year ended December 31, 2002.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Celulosa Arauco y Constitucion, S.A.
                                        (Registrant)



Date:    November 18, 2003              By: /s/ ALEJANDRO PEREZ
                                            -------------------
                                            Name:  Alejandro Perez
                                            Title: Chief Executive Officer